                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 2 )

                         THE FIRST AUSTRALIA FUND, INC.
                         ------------------------------
                                (Name of Issuer)

                          COMMON STOCK ($.01 PAR VALUE)
                          -----------------------------
                         (Title of Class of Securities)

                                    318652104
                                    ---------
                                 (CUSIP Number)

                            Terence S. Leighton, Esq.
                      One Chase Manhattan Plaza, 44th Floor
                            New York, New York 10005
                                 (212) 208-3655
                         ------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                JANUARY 18, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------- ------------------------------- ---------------------------------------------
CUSIP NO. 318652104                                                                              PAGE 2 OF 7 PAGES
--------------------------------------------------- ------------------------------- ---------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:  Mira, L.P.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) [x]
           (b) [ ]
---------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

              WC
---------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

---------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

---------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF           7        SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
---------------------------------------------------------------------------------------------------------------------------------
                            8        SHARED VOTING POWER
                                     5,317,461
---------------------------------------------------------------------------------------------------------------------------------
                            9        SOLE DISPOSITIVE POWER
                                     0
---------------------------------------------------------------------------------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                     5,317,461
---------------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,317,461
---------------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]

---------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           30.1 %
---------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

             PN
---------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------- ------------------------------- ---------------------------------------------
CUSIP NO. 592835102                                                                                PAGE 3 OF 7 PAGES
--------------------------------------------------- ------------------------------- ---------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:  Zurich Capital Markets Inc.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
---------------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a) [x]
             (b) [ ]

---------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

              Not applicable - indirect beneficial ownership
---------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

---------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF           7        SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
---------------------------------------------------------------------------------------------------------------------------------
                            8        SHARED VOTING POWER
                                     5,317,461

---------------------------------------------------------------------------------------------------------------------------------
                            9        SOLE DISPOSITIVE POWER
                                     0
---------------------------------------------------------------------------------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                     5,317,461
---------------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,317,461
---------------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [  ]

---------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           30.1%
---------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

             CO
---------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D

This Amendment No. 1 to Schedule 13D is filed on behalf of Mira, L.P. ("Mira") and Zurich Capital Markets Inc. ("ZCMI") to amend and supplement Items 3, 4, 5 and 6 of the Schedule 13D relating to shares of the Common Stock, par value $.01 per share (the "Common Stock"), of The First Australia Fund, Inc. (the "Fund") as originally filed on December 7, 1999 and as amended by Amendment No. 1 thereto filed on November 15, 2000. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

1. Items 3 and 6 of the Schedule 13D are hereby amended by adding thereto the following:

         On January 18, 2001, Mira acquired an aggregate of 2,742,461 shares of Common Stock from Equitilink Holdings Limited, Equitlink Limited, Equitilink International Management Limited and Equitilink U.S.A., Inc. (collectively, the "Sellers"), pursuant to the Stock Purchase Agreement dated as of November 10, 2000 by and between Mira and the Sellers. The aggregate purchase price paid by Mira for the aforementioned shares of Common Stock was $16,891,914.28. Mira paid the purchase price from its working capital.

         Except as specified herein, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in
         Item 2 has any contract, arrangement, understanding or relationship with any other person with respect to any security of the Fund.

2. Item 4 of the Schedule 13D is hereby amended by adding thereto the following:

         The 2,742,461 shares of Common Stock described in Item 3 were acquired for investment purposes.

3. Item 5 of the Schedule 13D is hereby amended by adding thereto the following:

         (a) Mira beneficially owns an aggregate of 5,317,461 shares of Common Stock, constituting approximately 30.1% of the shares of Common Stock outstanding, and ZCMI, as the general partner of Mira, may be deemed to beneficially own an aggregate of 5,317,461 shares of Common Stock, constituting approximately 30.1% of the shares of Common Stock outstanding (computed on the basis of 17,189,998 shares of Common Stock outstanding as of October 31, 2000 as reported in the Fund's Annual Report to the SEC on Form N-30D for the year ended October 31, 2000). Stephen J. Lerner, a director and executive vice president of ZCMI, beneficially owns 35,182 shares of Common Stock, constituting approximately .2% of the shares of Common Stock outstanding (computed on the same basis as described in the preceding sentence).

         (b) The power to vote and dispose of the 5,317,461 shares of Common Stock is held directly by Mira and shared by Mira and ZCMI, as the general partner of Mira. Mr. Lerner has sole power to vote and dispose of the 35,182 shares of Common Stock which he beneficially owns.

         (c) Between January 8, 2001 and January 18, 2001, Mira purchased shares of Common Stock on the open market. The transaction dates, number of shares of Common Stock purchased and prices per share during that period are set forth on Exhibit A attached hereto. Except as described on Exhibit A and in Item 3, there have been no transactions of shares of Common Stock effected within the past 60 days by Mira, ZCMI or, to the knowledge of the Reporting Persons, Mr. Lerner.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:    February 9, 2001


                                        MIRA, L.P.

                                        By: Zurich Capital Markets Inc.
                                        Its: General Partner

                                               By:    /s/ RANDALL K.C. KAU
                                                    -------------------------
                                                       Name:    Randall K.C. Kau
                                                       Title:   President



                                        ZURICH CAPITAL MARKETS INC.


                                               By:    /s/ RANDALL K.C. KAU
                                                    -------------------------
                                                       Name:    Randall K.C. Kau
                                                       Title:   President

                                    EXHIBIT A


DATE OF TRANSACTION        SHARES OF COMMON STOCK PURCHASED            PRICE PER SHARE
-------------------        --------------------------------            ---------------
January 8, 2001            6,000                                       6.1875
January 8, 2001            21,800                                      6.125
January 10, 2001           2,000                                       6.1875
January 11, 2001           25,000                                      6.125
January 12, 2001           1,900                                       6.125
January 16, 2001           10,000                                      6.125
January 16, 2001           2,500                                       6.1875
January 17, 2001           3,300                                       6.25
January 17, 2001           57,000                                      6.1875
January 18, 2001           10,000                                      6.125
